

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2021

James D. Small, III
Chief Administrative Officer, Senior VP, Secretary and General Counsel
International Seaways, Inc.
600 Third Avenue, 39th Floor
New York, New York 10016

   Re: International Seaways, Inc.
     Registration Statement on Form S-4
     Filed May 5, 2021
     File No. 333-255774

Dear Mr. Small:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Kevin Dougherty at (202) 551-3271 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Energy & Transportation

cc: Benet J. O'Reilly, Esq.